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FILED VIA EDGAR

November 20, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:  First Eagle Funds (the “Trust”)

File Nos.: 033-63560 and 811-7762

Post-Effective Amendment No. 116 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Cowan:

Thank you for your comments regarding Post-Effective Amendment No. 116 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2024 (the “PEA”). The PEA was filed for the purpose of registering shares of the First Eagle Core Plus Municipal Fund (the “Fund”), a new series of the Trust. This letter responds to your comments, which you provided to us by telephone on February 11, 2025.

Below, we describe changes the Trust will make to the PEA in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the Filing, as defined below.

We anticipate making the applicable changes in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), on or about November 20, 2025, with immediate effectiveness (the “Filing”). All text changes described below will be implemented substantially as noted here, though some variation in the Filing may be appropriate.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEA.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

4900-2668-7769v.8

GENERAL COMMENTS

1.	COMMENT: You asked that the Fund please provide its responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Fund’s responses. You noted that the Fund and management are responsible for the accuracy of the disclosure notwithstanding any review by the Staff.

RESPONSE: The Fund’s responses to the Staff’s comments are included herein, and the Fund will provide a marked copy of the Filing to the Staff as requested.

2.	COMMENT: You noted that where a comment is made to one section of the PEA, the comment is applicable to all similar disclosure appearing elsewhere in the PEA.

RESPONSE: The Fund will incorporate the Staff’s comments throughout the Filing as appropriate.

3.	COMMENT: Please update the Fund’s ticker symbols in EDGAR when they are available.

RESPONSE: The Trust will update the Fund’s ticker symbols in EDGAR when they are available.

FEES AND EXPENSES OF THE CORE PLUS MUNICIPAL FUND

4.	COMMENT: You asked the Fund to provide a completed fee table and expense examples for the Staff’s review.

RESPONSE: The completed fee table and expense examples are as follows:

	Class A	Class C	Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)	2.50	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)	1.00*	1.00	None
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees**	0.40	0.40	0.40
Distribution and/or Service (12b-1) Fees	0.25	1.00	None
Other Expenses***	0.60	0.60	0.60

Interest and Related Expenses****	0.19	0.19	0.19
Remainder of Other Expenses	0.41	0.41	0.41
Total Annual Operating Expenses (%)	1.25	2.00	1.00
Fee Waiver and/or Expense Reimbursement**	(0.56)	(0.56)	(0.56)
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement (%)	0.69	1.44	0.44

*	A contingent deferred sales charge of 1.00% may apply on certain redemptions of Class A shares made within 18 months following a purchase of $250,000 or more without an initial sales charge.

**	First Eagle Investment Management, LLC (the “Adviser”) has contractually agreed to waive and/ or reimburse certain fees and expenses of Classes A, C and I so that the total annual operating expenses (excluding interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, dividend and other expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of each class are limited to 0.50%, 1.25% and 0.25% of average net assets, respectively. Each of these undertakings lasts until February 28, 2027 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that each of Classes A, C and I will repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed the lesser of: (1) 0.50%, 1.25% and 0.25% of the class’ average net assets, respectively; or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.

***	“Other Expenses” are based on estimated expenses for the current fiscal year; actual expenses may vary.

****	Includes interest expense and fees paid on Fund borrowings and/or interest and related expenses from inverse floaters.

Example

The following example is intended to help you compare the cost of investing in the Core Plus Municipal Fund with the cost of investing in other mutual funds. This hypothetical example assumes you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem all shares at the end of those periods. The example also assumes the average annual return is 5% and operating expenses remain the same (except that the fee waiver is taken into account only for the one-year expense example). Please keep in mind your actual costs may be higher or lower.

Share Status	1 Year	3 Years
Class A
Sold or Held	$319	$584
Class C (shares have a one year contingent deferred sales charge)
Sold	$247	$575
Held	$147	$575
Class I
Sold or Held	$45	$264

PRINCIPAL INVESTMENT STRATEGIES

5.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategies in response to Item 4 of Form N-1A includes the following: “The Fund invests significantly in higher-quality municipal bonds…” You asked that the Fund describe any criteria that it uses in determining what it considers to be a “higher-quality municipal bond.”

RESPONSE: The Fund will revise its disclosure to indicate that it invests significantly in “investment grade municipal bonds” rated higher than BB+/Ba1 at the time of purchase by at least one independent rating agency or, if unrated, judged by the Adviser to be of comparable quality.

6.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategies in response to Item 4 of Form N-1A includes the following sentence: “The Fund may invest in Inverse Floaters that create effective leverage of up to 30% of the Fund’s total investment exposure.” You asked that the Fund describe any credit rating criteria it uses for the underlying bonds of the Inverse Floaters when investing in Inverse Floaters.

RESPONSE: The Fund will add the following disclosure to the Fund’s principal investment strategies in response to Item 4 of Form N-1A:

Generally, the underlying bonds of the Inverse Floaters in which the Fund invests will be investment grade bonds, though the Fund may invest in Inverse Floaters without regard to the credit ratings of the underlying bonds of the Inverse Floaters.

7.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategy in response to Item 4 of Form N-1A includes the following sentence: “The Fund may also invest (typically for hedging purposes or to manage the effective maturity or duration of the Fund’s portfolio or for speculative purposes in an effort to increase the Fund’s yield or to enhance returns) in derivative instruments such as options, futures contracts and options on futures contracts, and interest rate swaps.” You asked whether the reference to managing duration through derivative instruments was relevant to the Fund.

RESPONSE: The Fund may invest in derivative instruments, such as options, futures contracts and options on futures contracts, and interest rate swaps, to manage the maturity or duration of the Fund’s portfolio, for example, in relation to the indices against which the Fund measures it performance. The Fund notes that in response to Staff comments related to including maturity or duration in the principal investment strategies for the First Eagle High Yield Municipal Fund and First Eagle Short Duration High Yield Municipal Fund (each a series of the Trust), these funds added disclosure, similar to the disclosure currently included the Fund’s description of its principal investment strategy in response to Item 9 of Form N-1A shown below, to clarify maturity and duration:

Maturity measures the time until the final payment on a bond is due. While the Fund may invest in securities with any duration or time to maturity, in pursuit of its investment objective will generally maintain, under normal market conditions, an investment portfolio with a modified duration of between 3 and 10 years. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. For example, if a debt instrument has a duration of five years and interest rates increase (decrease) by 1%, then the value of that debt instrument would be expected to decline (increase) by approximately 5%. Duration is a factor that the Adviser uses in its analysis of the Fund’s portfolio, including to manage the Fund’s interest rate sensitivity.

The Fund respectfully declines to make any additional changes at this time.

8.	COMMENT: You asked that the Fund remove the cross reference to the More Information about the Fund’s Investments section from the Fund’s Summary. You noted that the Staff does not believe cross references in the Fund’s Summary are appropriate.

RESPONSE: The Fund respectfully declines to make any changes to the cross references at this time. The Fund notes that these cross references are intended to refer readers to sections that include additional information about the Fund’s investment strategy in response to Item 9 of Form N-1A.

PRINCIPAL INVESTMENT RISKS

9.	COMMENT: You asked that the Fund include “New Fund Risk” in this section.

RESPONSE: The Fund will add the following New Fund Risk in response to Item 4 of N-1A:

New Fund Risk — The Fund may not be successful in implementing its investment strategy, and its investment strategy may not be successful under all future market conditions, either of which could result in the Fund being liquidated at some future time without shareholder approval and/or at a time that may not be favorable for certain shareholders. New funds may not attract sufficient assets to achieve investment, trading or other efficiencies.

10.	COMMENT: With respect to the Fund’s Credit and Interest Rate Risk, you asked the Fund to address the risks of investing in longer-duration interest rate investments, including with regard to sensitivity to interest rate changes and volatility. You also asked that the Fund update this disclosure to make it more current, including in light of recent Federal Reserve Board actions. You asked the Fund to revise the disclosure to address the impact of both potential interest rate increases and decreases on the Fund’s portfolio.

RESPONSE: In response to a similar previous Staff comment related to the Credit and Interest Rate Risk for the First Eagle High Yield Municipal Fund and First Eagle Short Duration High Yield Municipal Fund (each a series of the Trust), these funds revised this risk. The Fund believes that its Credit and Interest Rate Risk as updated by the language shown below in blue is sufficient:

Credit and Interest Rate Risk — The value of the Fund’s portfolio may fluctuate in response to the risk that the issuer of a bond or other instrument will not be able to make payments of interest and principal when due. In addition, fluctuations in interest rates can affect the value of debt instruments held by the Fund. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. Recent market conditions and events, including increases in interest rates, may exacerbate the risk that borrowers will not be able to make payments of interest and principal when due. During periods of decreasing or prolonged low interest rates, financial markets in which the Fund invests could be negatively affected by, for example, increased volatility, reduced value and liquidity of the Fund’s investments, and perceptions of broader economic decline. In addition, there is risk of significant future rate moves and related economic and market impacts. Credit spread risk is the risk that economic and market conditions or any actual or perceived credit deterioration may lead to an increase in the credit spreads (i.e., the difference in yield between two securities of similar maturity but different credit quality) and a decline in price of an issuer’s securities.

11.	COMMENT: With respect to the Fund’s Reference Rate Transition Risk, you asked the Fund to consider whether the risk is applicable to the Fund and if so, describe how it might affect the Fund or, alternatively, to update this disclosure to make it more current.

RESPONSE: The Fund will replace the Fund’s Reference Rate Transition Risk in response to Item 4 of Form N-1A with the following:

Reference Rate Transition Risk — The Fund may be exposed to financial instruments that recently transitioned from~~, or continue to be tied to,~~ the London Interbank Offered Rate (“LIBOR”). The effect of the transition away from LIBOR and the effectiveness of replacement rates remain uncertain. The Fund may be exposed to financial instruments linked to other reference rates that may also cease to be published in the future.

12.	COMMENT: With respect to the Fund’s Illiquid Investment Risk, you asked the Fund to explain supplementally if the risk will apply to specific types of investments made by the Fund or if it was a risk that generally applies to the Fund and the Trust’s other municipal bond funds. You also asked that if the risk applies to any specific types of investments or principal investment strategies to add disclosure as necessary.

RESPONSE: The Fund’s principal investment strategies indicate that the Fund may invest in below investment grade bonds and municipal bonds and the Fund’s Illiquid Investment Risk references lower-quality investments and municipal bonds and describes the risks of these types of investments. The Fund respectfully declines to make any changes in response to this comment.

13.	COMMENT: You asked that the Fund remove the cross reference to the More Information about the Fund’s Investments section from the Fund’s Principal Investment Risks.

RESPONSE: The Fund respectfully declines to make any changes to the cross references at this time. The Fund notes that these cross references are intended to refer readers to sections that include additional information about the Fund’s investment strategy in response to Item 9 of Form N-1A.

INVESTMENT RESULTS

14.	COMMENT: You asked the Fund to supplementally identify the broad-based index against which the Fund’s performance will be measured.

RESPONSE: The broad-based index against which the Fund’s performance will be measured will be the S&P Municipal Bond Index.

15.	COMMENT: You asked the Fund to provide a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future in response to Item 4(b)(2)(i) of Form N-1A.

RESPONSE: The Fund will revise the disclosure consistent with the Staff’s comment.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (312) 853-7894.

Sincerely, /s/ John M. Ekblad John M. Ekblad, Esquire (as Attorney for the Fund)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP